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                          June 3, 2020

       Yehiel Tal
       Chief Executive Officer
       CollPlant Biotechnologies Ltd
       4 Oppenheimer, Weizmann Science Park
       Rehovot 7670104, Israel

                                                        Re: CollPlant
Biotechnologies Ltd
                                                            Registration
Statement on From F-3
                                                            Filed May 27, 2020
                                                            File No. 333-238731

       Dear Mr. Tal:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Mark S. Selinger, Esq.